UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 28, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Election of employee representatives to the Board of Directors of Novo Nordisk A/S

Bagsværd, Denmark, 28 February 2022 – The employees in Novo Nordisk A/S have completed the election of employee representatives to the Board of Directors of Novo Nordisk A/S.

The following were elected for the next four years:

•	Elisabeth Dahl Christensen (newly elected)
•	Liselotte Hyveled (newly elected)
•	Mette Bøjer Jensen (re-elected)
•	Thomas Rantzau (re-elected)

As substitutes for the employee-elected board members, the following were elected:

•	Anders Kaae
•	Karina Bonde Lenau
•	Jesper Thorning
•	Tanja Villumsen

The new employee-elected board members will join the Board of Directors following the annual general meeting of Novo Nordisk A/S on 24 March 2022. At the same time the current board members Anne Marie Kverneland, who did not run for election, and Stig Strøbæk, who was not re-elected, will resign.

About employee-elected board members

According to the Danish Companies Act, the employees of Novo Nordisk A/S are entitled to be represented by half of the total shareholder-elected Board members. Employee-elected board members serve for a statutory four-year term and have the same rights, duties and responsibilities as shareholder-elected board members.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 3079 3883	mkd@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 18 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 28, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer